                                    Filed by Synopsys, Inc. Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                            Subject Company:  IKOS Systems, Inc.
                                                   Commission File No.:  0-18623


Synopsys, Inc./IKOS Systems, Inc. Joint Conference Call Script
July 2, 2001, 2:30 pm, PDT


Operator: During the course of this conference call, Synopsys and IKOS may make forward-looking statements regarding the performance of the companies before the proposed merger and of the combined company after the proposed merger. While these statements represent each company's best current judgment about its future performance, each Company's actual performance is subject to significant uncertainties that could cause actual results to differ materially from those that may be projected, including the risks described in the two press releases issued earlier today describing the proposed merger and IKOS' revised third quarter outlook. In addition to any other risk factors that may be highlighted during this conference call, listeners should also review each Company's most recent 10-K, 10-Q and 8-K reports on file with the Securities & Exchange Commission, as well as the proxy materials that will be filed regarding the transaction, for important factors that could cause actual results to differ materially from those that may be projected.

Now I will turn the call over to Dr. Aart de Geus, Chairman and CEO of Synopsys. Please go ahead, sir.

Aart de Geus: Good afternoon. This is Aart de Geus, and I have with me Steve Shevick, our Vice President of Investor Relations and Legal. Brad Henske, Synopsys' CFO, is on vacation but will be available later this week. From IKOS, we have Ramon Nunez, CEO, and Joe Rockom, CFO, here with us.

Today, I am very pleased to announce that Synopsys and IKOS have signed an agreement to merge in August 2002.

As most of you know, with Synopsys' announcement of Route Compiler at the Design Automation Conference on June 18, 2001, we achieved our goal of assembling all the components for an integrated design creation flow from RTL to GDSII. Timing closure has been our most visible strategic thrust for the last several years. Although we still have a lot of execution ahead of us, we feel that we are on an excellent track with Physical Synthesis; and customers are responding with great interest to our recent announcements.

Simultaneous with this very visible Physical Synthesis strategy, we have been stepping up the focus on our design verification flow. Our customers tell us that after timing closure, functional verification is their biggest problem. Our objective is to deliver to them the fastest and smartest verification solution on the market, and we have made great strides towards achieving this goal.

Already today, we provide the fastest simulator, VCS. Just like Design Compiler was the starting "anchor point" for our RTL-to-GDSII strategy, VCS is the heart of our verification strategy. Around VCS, we have the Number One or Number Two positions in key related technology areas, such as testbench automation, coverage analysis tools, static timing analysis, and formal verification.

Within functional verification, there is one important market, though, that we do not participate in today: hardware-assisted verification; specifically, the product categories of hardware acceleration and emulation. Hardware-assisted verification is the capability to verify the performance of a chip or a system very rapidly, using hardware that is dedicated to that purpose. Emulation is an especially promising market, although acceleration is equally vital to customers' verification needs.

Clearly, the emulation market is being battered right now by capital expenditure cuts. However, the post merger combination of emulation with our verification and synthesis technology, together with our channel strength, holds great promise.

In IKOS we have a strong future partner who shares our strategic vision. Over the last few years, IKOS has successfully gained market share to achieve the Number Two position in the market. With a scalable new architecture that is capable of using the latest in FPGA technology, and a satisfied set of customers, IKOS is an ideal partner for Synopsys.

Back in June 1997, we had sold our prior emulation technology to Quickturn, and we agreed not to be in the emulation business for five years. However, that non-compete provision expires in June 2002. Our merger with IKOS will close after the expiration of the non-compete period, and the price structure of the merger takes into account the relatively long pre-closing period. During the pre-closing period, Synopsys and IKOS will continue to operate as separate entities.

The price to IKOS shareholders will be determined by IKOS' financial performance between now and June 30, 2002, and could range from $6 per share to $20 per share. The final price per share will be determined by a formula based on IKOS' revenue, change in backlog, and profit before tax during the period between now and June 30, 2002. The price structure is described in more detail in our press release.

We believe this structure is good for both IKOS and Synopsys. For IKOS, this gives them the opportunity to weather the storm in the capital equipment market and be appropriately rewarded. For Synopsys, we have removed a great deal of the uncertainty surrounding the valuation of a business that we will be acquiring a year from now.

After the close, it is Synopsys' intent to immediately move the IKOS business to a ratable business model. The targeted closing date falls near the beginning of our fourth quarter of fiscal 2002. Our guidance for 2002, which will be issued on our earnings call in August, will reflect the closing of the transaction and the beginning of the transition of the business to a ratable model.

With that, let me pass the mike to Ramon Nunez, CEO of IKOS:

Ramon Nunez: Thank you, Aart, and thanks to all of you for joining us today on short notice for our joint teleconference.

As many of you know, IKOS has long held a vision of providing a broader offering of verification solutions and of seeing our hardware-assisted platforms become mainstream tools for the verification of complex, large chip designs. Combining our two companies will bring Synopsys' best-in-class software products and IKOS' advanced hardware-assisted platforms together into tightly integrated solutions. We see great opportunities to leverage each other's strengths for the mutual benefit of our customers and long-term growth through this merger.

It is important to note that the process that culminated with our merger agreement at this time was triggered by an unsolicited offer - received by IKOS in April of this year - to merge IKOS with another company. IKOS entered into this merger agreement with Synopsys after evaluating several strategic alternatives. The primary criteria for our decision included: strategic alignment, cultural fit, deal value, and probability to close. The agreement to merge with Synopsys gives careful consideration of important factors, including valuing IKOS' performance over the next four quarters.

IKOS and Synopsys already have a history of working together successfully. IKOS is a member of the Synopsys' InSynch partnership program and Synopsys is a member of IKOS' iPartner program. Under these programs we have integrated VCS and the Synopsys power analysis tools with our Nsim simulation acceleration product line to better serve our common customers. After the merger of our two companies we will be able to integrate Synopsys' software products and the IKOS emulation platforms - creating powerful design flows and solutions that meet the emerging needs of our joint customers. Together we will be able to deliver a broad spectrum of design verification products and solutions at various price/performance points.

In the meantime, however, the weak economy has continued to impact IKOS' business. Earlier today, IKOS announced that because of customer delays in placing orders and deferred shipments due to economic uncertainties, that IKOS has revised its outlook for revenues and earnings for the third quarter ending June 30. IKOS now anticipates revenues for the third fiscal quarter of approximately $11 million and a net loss of approximately $4.5 million to $5.0 million, or a diluted loss per share of approximately $0.45 cents to $0.50 cents. The anticipated loss includes approximately $1 million of transaction costs related to the merger. These anticipated results compare with revenues of $18.4 million and diluted earnings per share of 23 cents reported for the third quarter of fiscal 2000, and with revenues of $17.4 million and 3 cents per diluted share for the previous quarter.

Despite these disappointing results, we believe that our newest product, the VStation 15M, is the best emulator on the market based on gate capacity, reliability, ease of use, and price performance. The recent announcement of our volume purchase agreement with Fujitsu is one of several key indicators that continue to confirm our competitive advantages. Fujitsu is a long-term user of emulation and its agreement to purchase $10M worth of IKOS emulation products over the next two years is a strong endorsement of our technology.

Given the current economic environment, it is difficult for us to provide a short-term outlook on our business, as we expect tight capital spending conditions to continue to limit our visibility. However, design verification continues to be a major issue for our customers, and hardware based design verification solutions are mission-critical for large, complex SoC designs. Therefore, over time we believe that the Vstation 15M, as well as new products currently under development, will serve as a strong catalyst to spark renewed growth for IKOS when capital spending rebounds in our market space. We expect to gain more insight into the near term business prospects in the next couple weeks, after we further analyze our forecasts, and will give you more specific guidance during our teleconference to announce our final results for our fiscal third quarter, which is currently scheduled for July 18th.

In conclusion, we are truly excited by the opportunity to join with Synopsys in order to meet our customers' emerging requirements in the design of advanced SoC and electronic systems. The combination of the two companies' resources, technologies, products, and intellectual property portfolio represent world-class capabilities, which will result in substantial benefit to our mutual customers. As Aart mentioned, the structure of the agreement to merge with Synopsys honors the covenant between Synopsys and Quickturn, part of Cadence and makes for a longer than normal closing period. However, this gives IKOS the opportunity to maximize the value to our shareholders, with a price up to $20 per share, based on our performance. I look forward to working with the people at Synopsys to develop full end-to-end verification solutions that leverage each other's strengths and to achieving strong growth as a combined company and the leading player in the EDA space.

Now, I'll turn the call back over to Aart.  Aart?

Aart de Geus: In conclusion, we have structured an agreement that is in the best interests of both companies and of our customers. It is consistent with the strong vision that we have for our verification strategy. We are on the move at a time that the market around us is clearly trying to find itself again.

With that, Operator, please poll for questions.

Operator: Our first question comes from the line of Jessica Verakas with Goldman Sachs.

Jessica Kourakas: Hi. Good afternoon. Just a couple questions: for one... can you talk about what you think the underlying secular growth is of the emulation hardware business, you know, once we get past this current downturn. The other thing I guess would be...obviously you've revised your outlook of, I guess, any thoughts as to when business might pick up again within the near future and is there any limit as to how long these companies can withstand not buying more emulation hardware, and lastly, in terms of profitability, I guess, since you've revised your outlook, can you talk a little bit about your outlook for the possibility of when you feel like you can see consistent profitability again and is there any thought to restructuring? I apologize, I'm not as familiar with IKOS. Thanks.

Ramon Nunez: Let me take that call, this is Ramon. First of all, the underlying growth drivers for emulation continues to be the growth in the complexity of the design. We frankly don't see an end in sight. The designs are getting more complex and design engineers really have nowhere to turn to but to higher-performing verification solutions and we feel that hardware-based verification platforms are the answer to that need. With respect to your other two questions...

Jessica Kourakas: I'm sorry, can you just repeat what you think the growth rate is of that part of the industry?

Ramon Nunez: The growth rate has been in excess of 20% over the last year or so. It's very difficult to predict what the growth rate will be going forward, given the economic conditions we are faced with. So I wouldn't want to speculate on that going forward, but I think it's fair to say that emulation has gone faster than the EDA market overall and has been a stellar performer over the last two years.

Jessica Kourakas:  OK

Ramon Nunez: With respect to companies... when will they reach the limit and go ahead and turn their budgets loose to buy emulation? Well that's again a speculative answer that I think is purely an opinion at this point, but I Guess the indicators that I'm looking for is the level of activity that we see in the field and the kinds of decisions our customers are making. And with respect to the level of activity, I can tell you we've seen increased activity over the last two months in terms of number of evaluations and number of engagements with customers, and the behavior of our customers continues to be very cautious with respect to spending, especially on the capital side, but I think they continue to invest in R&D and from my perspective it's just a matter of time before they have to make those decisions. At this point, we don't have clear visibility over when they will do that, but clearly we are watching that very carefully and will be able to update you more on our conference call on the 18th.

With respect to your last question on profitability: again, this is a question that we will be able to address more specifically on the 18th. At this point, what I can tell you is that we have taken measures to reduce expenses and to make sure that we do the right things to manage, given the economic conditions that we have and we'll be able to give you more updates on the 18th.

Jessica Kourakas:  What was your headcount as of last quarter?

Ramon Nunez:  Just over 300 people.

Jessica Kourakas:  Ok, great. Thank you very much.

Operator: Our next question will come from the line of Garo Toomajanian with Dain Rauscher.

Garo Toomajanian: Hi. It's Garo Toomajanian with Dain Rauscher Wessels. Also, a couple of quick questions...One of them is I'm curious as to why you chose now to announce the acquisition if it's not to be closed for basically, a year, and second is, if you could maybe review what the, how some of the litigation issues with IKOS and Axis may impact whether or not this deal will actually close.

Aart de Geus: The reasons to announce the deal today is because it was signed this morning and so this is clearly material to those companies and would be a poorly kept secret in Silicon Valley, so it's a given that we would announce immediately after signing.

Ramon Nunez: Regarding your last question: The Axis litigation continues. We are in the discovery phase and we don't frankly see any impact from that litigation process on our transaction.

Garo Toomajanian: Would that be in both I guess there are two cases: One by them against you and another sort of by you against them that are unrelated. Is that correct?

Ramon Nunez: That's correct. So I don't want to dive into that discussion, but suffice it to say that we are in the middle of discovery, and as those things take time, and things change, we will update you.

Garo Toomajanian: Ok. Is there any chance that the litigation issues could have an effect on whether or not the acquisition will close?

Ramon Nunez:  I don't see any reason why that would have any effect.

Garo Toomajanian:  Ok, thanks.

Operator:  Our next question comes from the line of Erach Desai with CSFB.

Erach Desai:  Aart, I guess I'm curious about one thing which is, I think:
Walking away from the lessons of Arkas, the previous emulation technology that you had acquired, if I recall correctly, and you can correct me, there were issues of being involved in the hardware side of the business and also just sort of being more involved with a business that was cyclical with a capital expenditure cycle. So perhaps I guess could you shine a little more light on why it makes sense now, five years later, or four years later?

Aart de Geus: Sure, there are plenty of lessons I'm sure we'll learn over time, but one of the lessons I've learned at that time was that being in the emulation business without having simultaneously strong simulation position is very difficult and kudos for IKOS for having been able to achieve that. We at that time did not have the strong simulation position that we have today and in that sense IKOS is a fantastic add-on in the overall verification solution. The second observation is more technical in nature, which is at that time, emulation was very much driven by dedicated chips, essentially very sophisticated ASICs, and we have built one of those. The problem with those things is they have a hard time keeping up with the FPGA technology, because FPGA technology obviously is being developed not just for emulation but for many, many other applications and thus you get the benefit of extremely rapid technology evolution, and today FPGAs are on par with state of the art chip manufacturing and in some cases are actually used to debug fab lines, and so from that perspective the solution that IKOS has to offer is much more expandable, especially given the new architecture that they have recently put on the market.

Erach Desai: And I guess that's fair. I guess on a competitive front, you did mention that from an installed-base standpoint, IKOS is number two, but you've got Mentor still out there fighting the battle, at least outside of North America, you've got Axys which appears to have this reconfigurable hotbox--it seems crowded for a $150 million market. How do you rationalize you know--you just expect to be number one or number two, your same old goal?

Aart de Geus: Same old goal, absolutely! I think we've all learned in our business that in EDA, if you're number one you make money, if you're number two you may break even and everybody else looses their shirt over time. And so, the fact is we only have the same goal for that business going forward, but just as important is the fact that this is a component in a broader verification strategy that has many other tenets, and so in that context, for a number of our customers, they would love to have a solution that is more integrated, that has all best-in-class components and help them through what are increasingly pretty tough problems.

Erac Desai: And I guess just following on to what Garo was asking but more on a business front. I think Axis has customers that you would know of. Just wondering what level of involvement you had in perhaps looking at Axis before you decided to go with IKOS

Aart de Geus: When you know, when you get engaged to a date you don't really comment about other dates, I think we'll leave it at that.

Eric Diseye:  Good answer. Thanks.

Operator: We'll get our next question from the line of Jennifer Jordan with Wells Fargo. The line is open.

Jennifer Jordan: Good afternoon everyone. I'm interested if you wouldn't mind commenting on how prospects look for the rental agreement that they're working on, or the rental sale strategy to shift some of the purchasing of emulation into the research and development budget and how that fits, perhaps, with more, Aart, with your strategy of expanding your verification market.

Aart de Geus: I'm happy to do that. So the iEmulate program that we announced at the Design Automation? conference that we did a couple of weeks ago is aimed at two primary objectives. Number one is to enable companies that have budgetary constraints on the capital side to be able to acquire these machines on a rental basis. Number two is to enable companies that have not been able to afford--this might be the start-up companies that would like to have this capability but can't afford the million-dollar price targets that some of these systems have and we announced this, as I mentioned, two weeks ago at the Design Automation? conference. We have seen tremendous response from that program and we expect to take some deals in over the next several weeks. One of the things that we obviously know about rental programs is that it is very consistent with the ratable business that Synopsis has. It also gives us the ability to seed the market for more capital acquisitions down the road so we are very excited about that. It's too early to tell what the outcome is going to be in the short term, but long term I think it's going to be a very exciting program for us.

Jennifer Jordan:  Thank you.

Operator: Our next question comes from the line of Christian Schwab with Think Equity Partners.

Christian Schwab: Good afternoon. This question is for Ramon. I just have a few questions about your business, if you could comment on gross margins, if gross margins held steady for you guys, if you're seeing any particular customer where weaknesses is, what I mean by that is i.e. graphics, multimedia or telecom networking, or across the broad spectrum. Lastly I was curious about the previous orders that were pushed out in Q2, if they were pulled in in Q3?

Ramon Nunez: Sure Christian, th first question. About GPM, obviously when you have revenues down to the degree that we have in Q3, GPM will be impacted. I would expect for the quarter we'll around 70%, but as you know we had had target for a long time of 78, we achieved it over 2 years ago, and we maintained a pretty high margin around those levels for a while. Your second question about weakness, we have seen weakness more recently around the networking market and I think that the communications area in general has had a relative weakness over the last few months. The last question, the previous orders, we mentioned in the last conference that we had a couple of orders that pushed out into Q3. We were able to bring in one of those and the other one continues to be pushed out, the interest from that customer continues to be high, the requirement is still there and their project continues to be pushed out, primarily driven by capital expense constraints, so we are still optimistic that we can get that order and that now has been pushed into our 4th fiscal quarter.

Christian Schwab: And just one quick follow-up question, have you guys, you guys mentioned previously that you expected to see strength in Europe and Japan and then others quickly announced that those markets were deteriorating. I'm wondering if you had any success in Europe and Japan with previous sought commitments?

Ramon Nunez: In terms of the regional market strength, I think we have seen relative strength from Japan over the last several months. We have not seen the kind of strength that we had hoped for from Europe, and of course we know that the North American economy has been fairly weak. But Japan seems to be the bright spot overall for the last few months

Christian Schwab:  Thanks.

Operator: Our next question will come from the line of Brian Swift with Security Research.

Brian Swift: Hi, my question is more directed towards Ramon and the IKOS people. From the standpoint of the way the deal is structured, it's certainly understandable from Synopsis side as to why the deal would have to be structured to not close until next year, after the covenant period, but I'm not sure I see the advantage to IKOS in terms of entering into this agreement now, because, generally when you're about to close on a transaction, the valuation is based on, yes, what has happened over the last 12 months, but usually quite a bit of it is based on a view of what's going to be happening in the next 12 months. But in this case this transaction is going to be determined on basically looking in the rearview mirror alone. As you know, even the most optimistic of people in our industry in terms of predicting the turn, you know might see it being you know a quarter or two away, and maybe the more pessimistic ones don't expect it to really turn until the you know middle of next year. So the way this deal is structured seems to be... the shareholders are going to get penalized by what's going to be happening the next couple of quarters. Is there a breakup fee on both sides involved with the transaction, and if so, how much is it? My second question relates to the newly announced rental business program. It would seem to me that that would be a program that would be detrimental to the way this deal is structured, because to the extent that of some of your customers are now offered an opportunity to go onto that program, albeit some revenue is better than no revenue, unless there's some more detail in the way your deal is structured, that could be a disincentive, shall we say.

Ramon Nunez: Brian, those are excellent questions. So let me start from the top. First of all: Why now? I think the simple answer is that once we engage in this process to consider merging with another company, we evaluated all the strategic alternatives that we had in front of us, and we determined that this was the best option for IKOS long term. With regards to the deal itself, I think we are very enthusiastic about the probability of closing this deal and that's why we structured it the way it's structured. I do believe that the probability of us performing better than you're perhaps fearing we might have performed is very high. I think the need for this product, the need for this technology is very high and I think it's just a matter of time before the floodgates open and capital spending improves. I think we've always held a view that EDA has always lead in any recovery in economic cycle and I think that's going to be the case this time around as well. With respect to the breakup fee, I think that you'll be able to see that in the final agreement that we signed and that will be disclosed to the public. There is a breakup fee, but we are very encouraged about what we have here in front of us and we intend to close this deal. Lastly, on the rental program. I think that what you need to know is that the rental program is specifically for the prior generation product line, the 5M. It is not available for the latest 15M technology, which is the highest capacity, highest performing product, and by the way, the most sought after for the complex, leading-edge designs.

Brian Swift:  Well, that's helpful.

Operator: We'll move on then, our next question will come from the line of Mike Crawford with B. Riley & Company.

Mike Crawford: Thank you, I think this question is primarily for Ramon. Ramon how much of product revenues in the current quarter are related to the 15 million gate product.

Ramon Nunez: Let me ask Joe to answer that question, I don't have that at the tip of my fingers here.

Joe Rockom:  About two and a half million represent for the 15M.

Mike Crawford: What about maintenance revenues, are those going to run at the same five and a half million rate?

Joe Rockom: They were down slightly this quarter. They were down to 5.1 million, I believe.

Mike Crawford: OK, and, finally, what is the backlog?

Ramon Nunez: We don't disclose the amount of backlog. We've never disclosed that, but we will continue to comment on it relative to its strength. I think going forward over the next four quarters, again we'll cover this on our conference on the 18th. We'll be able to tell you whether or not we've increased or decreased the backlog, but we will remain with our previous philosophy.

Mike Crawford: And typically the backlog has represented, what, a couple of weeks or a month or a couple of months of sales, or you've haven't even commented to that extent?

Ramon Nunez: What we have stated consistently over the last two or three years is that our backlog was at least 50% of the product revenues, over the target product revenues for the following quarter.

Mike Crawford:  OK Great. Thank you very much.

Moderator: Our next question will come from the line of Jeff Macy with Needham & Company.

Jeff Macy: Hi this question is for Ramon. And I was wondering if you could comment on, for this quarter just ended, were any of the shortfalls in sales due to losses to competition.

Ramon Nunez: No, Jeff. In fact I'm not aware of any losses to competition. We have been engaged in a number of competitive situations and the decisions that we were looking for in the quarter were, by in large pushed out to subsequent weeks or months, so we did not loose any that I'm aware of last quarter.

Jeff Macy: And, so what are people using right now as substitutes then for emulation or are they just making due with one box or the people that don't have any emulation, what are they doing instead of?

Ramon Nunez: I think it falls into several buckets. I think one bucket is that the customers that are delaying projects are probably the largest bucket. Where they anticipated having a lot more design activity and they're pushing it out as much as they can, but the other category might be where customers that currently have emulation, they are making do with what they have. We have customers that are running 24 hour shifts on the emulation boxes etc. And lastly, those customers that have not purchased emulation or acceleration, they're relying on traditional simulation products, running them on multiple workstations or multiple PCs

Jeff Macy:  Ok, Great. Thanks a lot.

Operator: At this time speakers, there are no further questions in queue, please continue.

Aart de Geus: Well at this point in time we would like to thank you for participating in this impromptu conference call, especially in front of what for many is a weekend in the middle of the week and so we're looking forward to a good team up with IKOS. Although it's a little bit delayed in time, we think that from a strategic point of view, this is a fantastic addition and we really like the people that we're working with here and so expect this will be a very good relationship going forward. Thank you very much for your attention.

                                       ##

Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a proxy statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.